NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 06-04 February 23, 2006

YEAR END UPDATE

(all funds in United States dollars)

VANCOUVER, BC – Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") is pleased to provide the following update on the Company’s activities to December 31, 2005.

2005 Reserves and Resources

The following table shows the Company’s mineral resources and mineral reserves as of December 31, 2005.  We are extremely pleased by the 15% increase in proven & probable mineral reserves ("Reserves") to over 7 million ounces of gold ("Au. ozs").  This increase results from the acquisition of the Tanjianshan Gold Project ("Tanjianshan" or "the Project") in China and our 2005 drill program at Tanjianshan.  The Tanjianshan drill program increased Reserves at the Project by more than 170,000 Au. ozs to 1,115,000 Au. ozs since its acquisition in September 2005.

PROPERTY		RESOURCES				RESERVES
		Tonnes (X1000)	Au/ g/t	Au ozs (X1000)		Tonnes (X1000)	Au/ g/t	Au ozs (X1000)
São Bento	Measured	284	12.12	111	Proven	235	9.25	70
	Indicated	84	10.16	27	Probable	103	7.60	25
	M + I	368	11.73	138	Total	338	8.75	95
	Inferred	0	0.00	0

Kisladag	Measured	59,081	1.23	2,336	Proven	54,008	1.25	2,170
	Indicated	155,723	0.97	4,856	Probable	81,012	1.11	2,891
	M + I	214,804	1.04	7,193	Total	135,020	1.16	5,062
	Inferred	45,500	0.75	1,097

Efemçukuru	Measured	665	15.11	323	Proven
	Indicated	1,172	13.94	525	Probable	1,856	13.14	784
	M + I	1,837	14.36	848	Total	1,856	13.14	784
	Inferred	522	12.07	203

Tanjianshan	Measured	2,541	3.05	249	Proven	2,125	3.36	230
	Indicated	9,325	3.66	1,097	Probable	6,631	4.35	885
	M + I	11,866	3.53	1,346	Total	8,456	4.10	1,115
	Inferred	1,723	4.32	239

Piaba	Measured
	Indicated	6,273	1.27	256
	M + I	6,273	1.27	256
	Inferred	4,322	1.27	178

Total	Measured	62,571	1.50	3,019	Proven	56,368	1.36	2,470
	Indicated	172,577	1.22	6,762	Probable	89,302	1.60	4,586
	M + I	235,148	1.29	9,782	Total	145,670	1.51	7,056
	Inferred	52,067	1.03	1,717

Notes:

1.

Gold prices used for Reserves were $450 per ounce for São Bento and Tanjianshan, $350 per ounce for Kisladag, and $325 per ounce for Efemçukuru.

2.

Qualified Persons – Norm Pitcher, P.Geo and Chief Operating Officer of the Company is responsible for the São Bento resources and Reserves calculations;, Gary Giroux, P.Geo, an Independent Qualified Person, is responsible for the resource calculations at Kisladag and Efemcukuru; Callum Grant, P.Eng, an Independent Qualified Person, is responsible for the  Kisladag Reserve calculation;, Stephen Juras, P.Geo and Manager, Geology of the Company is responsible for the Tanjianshan resource calculation; and Dallas Cox, P.Eng a Consultant of the Company is responsible for the Tanjianshan Reserve Calculation.

3.

São Bento, Kisladag, Tanjianshan and Efemcukuru resource calculations have been prepared in accordance with NI43-101.  Piaba is a historical resource estimate prior to implementation of NI43-101.

4.

São Bento, Kisladag and Tanjianshan Reserves were prepared in accordance with NI43-101. Efemçukuru Reserves were calculated prior to implementation of NI43-101 and will be updated upon completion of a feasibility study in 2006.

5.

Piaba resources in the above table represent Eldorado’s 50% interest.

Financing Update

On December 31, 2005 the Company held a cash balance of $33.8 million.  On February 7, 2006 the Company closed an equity financing whereby the Company raised approximately $155.0 million net of commission (Prospectus dated January 31, 2006).  Completion of this financing gives the Company sufficient funds for acquisitions of late stage development gold properties in China, continued development and exploration of the Company’s properties in Turkey, China and Brazil, other property acquisitions and for general corporate purposes.

Operating Results 2005

In 2005, the São Bento Mine in Brazil produced 64,297 Au. ozs at a cash cost of $407 per ounce.  Gold production was adversely affected during the year due to problems with ground stability and interruptions during the completion of the shaft deepening project.  Cash costs were impacted by lower gold production, increased costs for ground support, and the appreciation of the Brazilian Real against the U.S. dollar.

The shaft deepening project was completed in October 2005 and commissioned in November at a total cost of $13.0 million.  This project was carried out utilizing São Bento employees and was completed with no lost time accidents.

During 2005, 17 diamond drill holes were completed at São Bento for 6,600 metres.  A study was undertaken by the Federal University in Belo Horizonte to examine all geological, structural and geochemical data and comment on the probability of down dip extensions of the ore zone.  The conclusion was that there is a low probability of the ore zone continuing below the mafic dike on the 33rd level. The mine at São Bento will enter its last full year of production as we plan to cease mining operations the first half of 2007.  The Company is in discussions to determine the future of the plant.

Development Update

Kisladag, Turkey

The Kisladag construction schedule has been impacted by unseasonably cold temperatures and snow during January and February 2006.  We now expect mechanical completion of all major components during March 2006.  The ADR Plant is complete and is currently being commissioned.  Overliner ore has been completed on four of the six leach pad cells and is ongoing on cells five and six.  Approximately 130,000 tonnes of oxide ore have been placed on cell one and an additional 500,000 tonnes of oxide ore have been stockpiled prior to loading on the pad.

We are currently projecting production of 120,000 Au. ozs in 2006 at an operating cost of $215 per ounce.  Capital costs for Phase 1 remain unchanged at $83.0 million.

Efemςukuru, Turkey

The Company received the Positive Environmental Certificate for its Efemçukuru project in September 2005.  We are proceeding with the permitting process and land acquisition in 2006 and our 2006 work plan which includes an infill drilling program and a step out drilling program designed to test the down dip potential of the ore zone.  Preliminary engineering has begun and we expect completion of a feasibility study by the end of the third quarter.  The feasibility study will be followed by detailed engineering and procurement for the project.

Tanjianshan, China

The Tanjianshan project is on schedule to produce gold in October 2006.  Capital costs are now estimated at $63.4 million.  The increase in capital costs is a result of changes to the tailings dam design and general increases in Engineering, Procurement and Construction Management ("EPCM") costs.   Additional capacity has also been added to the process circuit to allow for increased throughput.

Construction at Tanjianshan is approximately 60% complete.  Foundations for the crushing plant, SAG mill, and floatation plant are complete and the SAG mill has been secured on its foundation.  Pre-stripping has begun at both Qinglongtan and Jinlonggou and ore has been exposed in both pits.

2006 Production and Costs

During 2006, Eldorado plans to produce gold from Kisladag, Tanjianshan, and São Bento.

Projected 2006 Production
Mine	Ounces	Cash Cost
Kisladag	120,000	$215
Tanjianshan	40,000	$320
Total (Tanjianshan & Kisladag	160,000	$241
São Bento	71,350	$405
Grand Total	231,350	$292

We expect our cash costs in 2007 to decrease significantly as higher cost of production from São Bento is replaced by lower cost of production at Kisladag Phase II, and we realize the benefit of a full year of production at Tanjianshan with a lower strip ratio than in 2006.

2006 Exploration Plans and Budget

2006 will see the Company continue to explore in Turkey, China and Brazil.  It is our philosophy to advance a pipeline of projects that take advantage of our strategic positions in the countries where we operate.  Our total corporate exploration budget for 2006 is $14.0 million.

Turkey

The total exploration budget for Turkey is $6.3 million.  Our exploration focus in Turkey will be on the AS project ("AS") in Western Turkey that is 50% controlled by Eldorado.  The target at AS is a porphyry gold-copper system that was defined by geochemical sampling and drilling in 2005.  The 2006 work plan consists of 23,000 meters of diamond drilling, 50 line-kilometers of IP geophysics, and extending the gold and copper geochemical surveys.  We will also start preliminary metallurgical test work on core samples and complete a preliminary site layout study.  Eldorado’s share of the exploration budget for AS is $3.1 million.

In the Pontide Volcanic Belt in Eastern Turkey, work will continue at the Koyalhisar project ("Koyalhisar").  The targets at Koyalhisar are both bulk tonnage disseminated precious metal systems and higher grade vein systems.  The 2006 work plan is designed to complete a magnetic survey over the existing geochemical anomalies, and to complete 4500 meters of core and reverse circulation drilling as a first pass drill program.  The Koyalhisar exploration budget is $1.2 million.

Also in the Pontides, we will be working at the Mahmur Tepe project ("Mahmur Tepe"), where the target is high density, near surface gold bearing fractures and quartz veins.  During 2005, a soil geochemical survey resulted in Au values greater than 1 gram per ton in soils coincident with a strong magnetic anomaly.  The extent of the gold anomaly is approximately 1,500 x 1,000 meters, and coarse crystalline gold has been panned from soils.  The Mahmur Tepe 2006 work plan consists of trenching and 1,500 meters of core drilling with an exploration budget of $500,000.

In Western Turkey, we plan to complete 1,500 meters of reverse circulation drilling at the Bayramic project ("Bayramic") in early 2006, where the target is a coincident geochemical (Au and Cu) and geophysical (IP and Mag) anomaly in porphyritic intrusive rocks.  The exploration budget for Bayramic is approximately $200,000.

To continue the pipeline of projects in Turkey we will have two crews conducting reconnaissance on our existing projects in Western and Eastern Turkey as well as examining new prospects and acquiring new licenses as appropriate to the Company’s expansion philosophy.

Brazil

Exploration in Brazil will focus on the Vila Nova projects and the grass roots Tartarugalzinho project.  The total exploration and development budget for Brazil is $4.7 million.

At the Vila Nova gold project, we will follow-up on the initial 9 diamond drill holes completed in 2005.  Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by banded iron formation ("BIF"), similar to the host rock at São Bento.  The 2006 work program will consist of 12,000 meters of diamond drilling, additional mapping and sampling, magnetic and IP geophysics and initial metallurgical testwork.  We are extremely encouraged by the results of our exploration program to date and we are looking forward to continued success in 2006.  The budget for the Vila Nova gold project for 2006 is $3.4 million.

The Vila Nova iron ore project is host to an 8 million tonne resource grading 61% Fe.  Our plan for the Vila Nova iron ore project for 2006 is to prepare a feasibility study to allow us to convert this mineral resource to proven and probable reserves and to continue with permitting and project implementation.  Approximately 1,500 meters of infill and extension drilling will be completed in 2006, as well as metallurgical testwork and preliminary site layouts.  The budget for the Vila Nova iron ore project is $900,000.

The work plan for Tartarugalzinho consists of follow-up mapping and sampling of both garimpero workings and geophysical anomalies discovered as a result of an airborne survey in 2005.  First stage budget for Tartarugalzinho is $370,000.

China

Exploration in China will focus on the Tanjianshan project.  The 2005 exploration program was very successful in extending the Jinlonggou mineralization to the east into the M7 and Pubugou area.  The 2006 program will target:

1.

Inferred mineral resources currently within the Jinlonggou pit design;

2.

Extensions of the Qinlongtan high grade orebody; and

3.

A belt of known mineralization in intrusive rocks in between Jinlonggou and Qinlongtan.

The budget for Tanjianshan exploration is $2.2 million.

Kaymaz & Kucukdere

In 2005 Eldorado’s wholly owned Turkish subsidiary Tuprag Metal Madençilik ve Ticaret Limited, sold its Kaymaz and Kucukdere mine operation licenses and immoveable property together with all rights and obligations to Koza Altın İşletmeleri A.Ş.  The sale price of the licenses and property is  $5.5 million;  $3.0 million on signing the agreement and $2.5 million on the first anniversary of the transaction date.  The Company wrote off Kucukdere in 1998 and Kaymaz in 2003.

Other

Mr. Chantal Lavoie is appointed Director of Qinghai Dachaidan Mining Limited and the General Manager of Tanjianshan Gold Project, China effective March 1, 2006. Prior to joining Eldorado he was the General Manager at Snap Lake Diamond Project, De Beers Canada Mining Inc.  Chantal holds a Bachelor of Mining Engineering from Université Laval, Quebec City, Canada and a Diploma of collegial studies in Sciences from Collège de Maisonneuve, Montreal, Canada.  He brings over fifteen years of experience in mining to the Tanjianshan Gold Project and his knowledge and expertise will provide management and leadership for our operational team in China.

"We are extremely pleased to welcome Chantal to the Eldorado team in China.  His appointment is consistent with the Company’s stated intention to successfully grow as an international gold mining company" said Paul N. Wright, President and CEO of Eldorado Gold Corporation.

"We look forward to 2006 as a year when we will open the largest goldmine in Europe and be the first North American company to construct a gold mine and produce gold in China" said Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Earl W. Price"

Earl W. Price

Chief Financial Officer

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Prospectus dated January 31, 2006 and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Forward Looking Statements and Risk Factors" in the Company’s Prospectus dated January 31, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Prospectus dated January 31, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com